CBRE
1420 Fifth Avenue
Suite 1700
Seattle, WA 98101

310-993-8642 Cell

Bob.morey@cbre.com
www.cbre.com/capitalmarkets

Robert Morey
Senior Vice President
CBRE Capital Markets, Inc.
Debt & Structured Finance

CONFIDENTIAL

February 5, 2020

Mr. William Levy
Investment Grade R.E. Income Fund, L.P.
Montecito, CA 93108

Re: Engagement – Financial Advisory Services

Dear Mr. Levy:

CBRE Capital Markets, Inc., through its Debt & Structured Finance division ("CBRE DSF"), understands that you and Investment Grade R.E. Income Fund, L.P., including any of your affiliates, successors or assigns ("Client") is seeking approximately $60,000,000 in permanent financing (the "Financing") for a to-be-acquired portfolio of investment grade, NNN leased properties located throughout the country (the "Properties"). This letter agreement (the "Agreement") sets forth the terms and conditions under which CBRE DSF will provide services to Client related to a potential Financing

CBRE DSF will serve as Client's exclusive agent for the arrangement of such Financing, with lenders deemed appropriate for said Financing ("Lender"). CBRE DSF's team of qualified professionals will perform the engagement with the assistance of such third parties, including its affiliate, CBRE, Inc. ("CBRE"), as it determines appropriate. CBRE DSF's responsibilities may include (i) analyzing and valuing the Property, and (ii) preparing a preliminary and detailed investment package. CBRE DSF may use information Client provides for such purposes.

CBRE DSF maintains relationships with various governmental and commercial lenders. CBRE DSF and certain of its affiliates also originate commercial mortgage loans under certain U.S. Government lending programs. CBRE DSF may evaluate whether the Financing would qualify for a loan originated by CBRE DSF or one of its affiliates, but nothing in this Agreement shall be deemed a commitment by CBRE DSF or any affiliate to provide any portion of the Financing. CBRE DSF may recommend that Client obtain the Financing from third party lenders offering credit products or packages responsive to it requirements. There can be no assurance that the Financing will be provided by any lender on terms acceptable to Client.

Client agrees to provide information relating to itself (or an affiliate borrowing entity) and the Properties and to make its representatives available (a) to assist CBRE DSF in developing an investment or underwriting package, (b) to participate at meetings with Lender, (c) to complete any credit applications or approvals required by Lender, and (d) to provide such other assistance as CBRE DSF may reasonably request relative to the Financing. Client agrees that the information provided by it or its representatives to CBRE DSF will, taken as a whole, not contain any untrue statement of a material fact or omit to state a material fact required to be stated to make the statements contained therein not misleading in light of the circumstances under which they were made. CBRE DSF may rely on any information provided by Client or its representatives without independent verification, and Client agrees to indemnify and hold harmless CBRE DSF and its directors, officers, employees and representatives from and against any losses, damages, claims or liabilities relating to any such misstatement of a material fact or omission.

Client may accept or reject the proposal relating to the Financing in its sole discretion, and Client is responsible for ensuring that the terms and conditions of any proposal or definitive documents relating to the Financing are satisfactory to it. In consideration of its services hereunder, CBRE DSF shall be entitled to receive payment equal to 1% of the aggregate Financing proceeds, due and payable at the close of the Financing through escrow (the "Financing Fee"). Unless this Agreement shall have theretofore been terminated, Client's obligation to pay such amount to CBRE DSF at the close of the Financing shall be absolute and unconditional and shall not be subject to reduction by way of set-off or counterclaim.

Client acknowledges that CBRE DSF and its affiliates provide a wide range of real estate services and may receive additional and customary fees from parties other than the Client and in addition to the fees to be paid by the Client under this Agreement. For example, some CBRE affiliates may assist with the transaction contemplated by this Agreement, or represent clients who have competing interests in such transaction (including assisting any seller of the Property with listing and selling the Property). In connection therewith, CBRE DSF may pay and/or receive referral fees to or from CBRE or its affiliates, including to or from CBRE or a CBRE affiliate representing any seller of the Property. In addition, it is possible that CBRE DSF may receive a servicing fee related to the Financing from Lender if CBRE DSF has a correspondent relationship with Lender and if it services the loan on behalf of the Lender. Typically, the actual servicing fee is paid by Lender and is based on the size of the transaction, the servicing agreement between the parties and the range of services provided by CBRE DSF. In addition, some lenders offer to pay CBRE DSF additional fees based on the total volume of transactions closed through CBRE DSF's efforts in a certain period and are typically based on the profitability of the lender's execution of a sale of bonds backed by a pool of loans (called a loan securitization). It is not possible to predict or identify the potential amount of these fees on a deal-by-deal basis.

This Agreement shall terminate on February 26, 2021 (such date, as it may be extended hereunder, the "Termination Date"), provided, however, that the terms of this Agreement shall extend automatically if, on or before the Termination Date, CBRE DSF has entered into substantive and meaningful negotiations relative to the Financing with Lender that is progressing toward a closing; provided further, this Agreement shall also be extended if Client is still actively engaged in acquiring additional Properties. This Agreement shall apply to any Financing provided by Lender regardless of the Termination Date. If, within six (6) months from the Termination Date, Borrower enters into and completes a transaction for the Financing with Lender, the Borrower shall pay the Financing Fee to CBRE DSF as set forth in this Agreement.

This Agreement may be terminated by CBRE DSF at any time prior to the scheduled termination date upon 10 day's prior notice to Client. Upon any termination of this Agreement, the obligations of the parties hereunder shall terminate except in relation to indemnification, payment of the Financing Fee, confidentiality, and choice of law.

CBRE DSF will use all information provided by Client or its representatives in confidence solely for the purposes of this Agreement (including disclosure to Lender), provided, however, that CBRE DSF may make such other disclosures as are legally required or necessary to establish any legal defense. Client agrees not to disclose the contents of this Agreement except as may be required by law. Notwithstanding the foregoing, CBRE DSF is authorized by this Agreement to customary advertising of the Financing in journals, periodicals, newsletters, and other sources including the placement of signage at the Properties in a prominent, visible, and appropriate location for a mutually agreed upon period of time.

The scope of this Agreement is limited as set forth herein. CBRE DSF shall act as an independent contractor hereunder. Nothing in this Agreement shall restrict or otherwise affect the ability of CBRE DSF or CBRE to provide services to customers, in each case as if CBRE DSF were not a party to this Agreement.

This Agreement contains the entire agreement among the parties relating to the subject matter hereof and supersedes all oral statements and prior writings. This Agreement may only be modified by a written agreement of the parties hereto. Neither party may assign this Agreement without the prior written consent of the other, except in connection with a merger or sale of substantially all of its assets. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Texas. Each party waives any right to claim or recover any indirect, consequential, special or punitive damages which may arise from the transactions or services contemplated herein. This Agreement may be executed in multiple counterparts, each of which shall constitute an original and all of which shall constitute one and the same instrument. To the extent not prohibited by law, the prevailing party of any dispute involving a court or arbitration proceeding shall be entitled to collect its court costs, legal expenses and reasonable attorney's fees from the other party.

If this Agreement meets with your approval, please indicate Client's acceptance by signing in the space provided below and returning it to us, whereupon this Agreement shall become a binding agreement between us.

Very truly yours,

CBRE Capital Markets, Inc.

Robert S. Morey

Senior Vice President

Accepted and agreed to as of
the date first above written.

INVESTMENT GRADE R.E. INCOME FUND, L.P.

By: [signature], Sr. Director

Printed Name: WILLIAM LEVY

Title: Senior Director